# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SRX Global Inc., CIK 0001471727
CUSIP: 08771Y402
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12400 Race Track Road, Tampa, Florida (FL), 33626
Date of event which requires filing of this statement: 07/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-26-026431
Filed by CIK 0002141847

## Reporting persons
- Les Filles, LLC: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Item 11* Based on 21,172,106 shares of Common Stock of the Issuer (as defined below) outstanding following (i) the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026 and (ii) the 60-for-1 reverse split of the Issuer's Common Stock that was effected on July 6, 2026.
  
  Explanatory Note
  
  This Amendment No. 1 ("Amendment") amends and supplements the Statement on Schedule 13G originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 25, 2026 (the "Original Statement" and, together with the Amendment, the "Amended Statement"), which relate to the shares of common stock, par value $0.001 per share (the "Common Stock"), of SRx Global Inc. (the "Issuer"). Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Statement.
- Michael A. Parker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Item 11* Based on 21,172,106 shares of Common Stock of the Issuer outstanding following (i) the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026 and (ii) the 60-for-1 reverse split of the Issuer's Common Stock that was effected on July 6, 2026.
- Tungsten III LLC: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Item 11* Based on 21,172,106 shares of Common Stock of the Issuer outstanding following (i) the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026 and (ii) the 60-for-1 reverse split of the Issuer's Common Stock that was effected on July 6, 2026.

## Item 1. Issuer
Name of issuer: SRX Global Inc.
Address of issuer's principal executive offices: 12400 Race Track Road, Tampa, Florida 33626

## Item 4. Ownership
Amount beneficially owned:
See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on July 8, 2026.

The percentages of beneficial ownership contained herein are based on 21,172,106 shares of Common Stock of the Issuer outstanding following (i) the completion of the closing of the transaction with EMJ Crypto Technologies Inc., a corporation organized under the laws of Ontario, Canada, CCC Crypto Corp., a Delaware corporation, and the other parties thereto included on the Company's Registration Statement on Form S-4, which was declared effective by the Securities Exchange Commission on May 7, 2026 and (ii) the 60-for-1 reverse split of the Issuer's Common Stock that was effected on July 6, 2026.
Percent of class: 0.0 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Les Filles, LLC: /s/ Michael A. Parker, Michael A. Parker/Manager (07/08/2026)
- Michael A. Parker: /s/ Michael A. Parker, Michael A. Parker (07/08/2026)
- Tungsten III LLC: /s/ Michael A. Parker, Michael A. Parker/Manager (07/08/2026)
Comment: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 filed by the Reporting Persons on June 25, 2026).